Rodolfo Gaona No. 86 Piso 4
Col. Lomas de Sotelo
Mexico, D.F. 11200
FOR IMMEDIATE RELEASE
SATMEX EMERGES FROM U.S. BANKRUPTCY CASE AND
CONDITION TO CONVENIO CONCURSAL SATISFIED
MEXICO CITY — November 30, 2006 — In fewer than four months after commencing its pre-negotiated U.S. bankruptcy, Satélites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”), Mexico’s leading satellite service provider, today announced that it has officially concluded its reorganization efforts and emerged from its U.S. bankruptcy case. The Company consummated its U.S. chapter 11 plan of reorganization, which was confirmed by the United States Bankruptcy Court for the Southern District of New York by order dated October 26, 2006, and implements the restructuring approved in Satmex’s Mexican Concurso Mercantil proceeding by the Concurso Plan Order issued on July 14, 2006.
Reorganized Capital Structure
In accordance with the terms of the restructuring, the holders of Satmex’s former U.S. $203.4 million of Floating Rate Notes received, in full satisfaction of the obligations due under such notes, new First Priority Senior Secured Notes due in 2011 in the amount of approximately U.S. $238.2 million with a quarterly coupon of LIBOR + 875 basis points. The new First Priority Senior Secured Notes are callable at a price of 103 in year 1, 102 in year 2, 101 in year 3 and at par (plus accrued interest) thereafter; have a first priority security interest in all of Satmex’s assets; and benefit from cash sweep prepayments on excess cash balances over U.S. $5 million. The CUSIP number for the First Priority Senior Secured Notes is 803895AE1.
Holders of Satmex’s former U.S. $320 million of High Yield Bonds received, in full satisfaction of $140 million of the obligations due under such bonds, including all accrued interest, new Second Priority Senior Secured Notes due 2013 in the principal amount of U.S. $140,000,000. The new Second Priority Senior Secured Notes due 2013 have a quarterly coupon of 10.125% all-in, with 0.0% cash payment in year 1 with the balance paid-in-kind, 2.0% cash payment through year five, with the balance paid-in-kind, with the coupon paid wholly in cash in years 6-7. The Notes are callable at par throughout their life; have a second lien on Satmex’s assets junior in priority, operation and effect to the security interests of the First Priority Senior Secured Notes; and after the full payment of the First Priority Senior Secured Notes, cash sweep prepayment on excess cash balances over U.S. $5 million. The CUSIP number for the Second Priority Senior Secured Notes is 803895AF8.
Further, holders of the High Yield Bonds received, in exchange for capitalization of the balance of their claim of approximately U.S. $274 million in principal and unpaid interest, 78 percent of the economic interest in the equity of Reorganized Satmex and 43 percent of the voting shares, comprised of 7,166,667 Series B shares and 29,395,833 Series N shares. The shares have been deposited in a trust and bondholders have been issued Units representing their interest in the trust based on 1 Unit issued for each U.S. $1,000 of face amount of the old 10 1/8% Notes due 2004. Each Unit represents a proportional interest in approximately 22.396 Series B shares and 91.862 Series N shares. A Global Trust Certificate representing the Units has been issued to the Depository Trust Corporation, and the CUSIP number of the Units is L2399K107.
The remaining economic equity of Reorganized Satmex is held by Satmex’s current shareholders, 2 percent by Principia and Loral, and 20 percent by the Mexican Government, directly and through Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios”). The majority (55%) of the voting shares of Satmex is beneficially owned by Servicios and the Mexican Government. Reorganized Satmex has a total of 9,1667,667 Series A shares, 7,500,001 Series B Shares, and 30,208,331 Series N shares
Reorganized Satmex Board of Directors
Reorganized Satmex’s Board of Directors consists of Luis Rebollar Corona, former Chairman and CEO of Grupo Sidek and Grupo Situr, Sergio M. Autrey Maza, Satmex’s former Chairman of the Board and interim CEO, Vicente Ariztegui Andreve, President and founding partner of Grupo Arizán, S.A. de C.V., Nexxtrade, S.A. de C.V. and Marmiitalia, S.A. de C.V., Alberto Mulás Alonso, founding partner of CReSCE Consultores, S.C., Thomas S. Heather, a partner in the Mexico City office of White & Case, LLP and the Conciliador in the Company’s former Concurso Mercantil proceeding, Roberto Enrique Colliard López, Director General and CEO of Pendulum, S. de R.L. de C.V., and Robert L. Rauch, a Partner and Director of Research for Gramercy Advisors LLC. Erwin Starke, the current CEO of Secured Capital, S.A. de C.V., is chairing the Audit Committee for Reorganized Satmex.
CONTACTS:
Cynthia Pelini, CFO, Satmex at +5255-2629-5808, or Carmen Ochoa, as CLO, at +5255-2629-5858. www.satmex.com
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